EXHIBIT 99.1

For Immediate Release 22-5-TR	Date:	January 22, 2022

Teck Announces New Collective Agreement at

Highland Valley Copper Operations

Vancouver, B.C. - Teck Resources Limited (TSX: TECK.A and TECK.B, NYSE: TECK) (“Teck”) announced today that members of United Steelworkers (USW) Local 7619, representing 1,048 workers at Teck’s Highland Valley Copper (HVC) Operations in B.C., have ratified a new five-year collective agreement, replacing one that expired on September 30, 2021.

“We are pleased to have reached a collective agreement that is fair to employees and supports the long-term success of Highland Valley Copper Operations,” said Matt Parrilla, General Manager, Highland Valley Copper Operations.

About Teck
As one of Canada’s leading mining companies, Teck is committed to responsible mining and mineral development with major business units focused on copper, zinc, and steelmaking coal, as well as investments in energy assets. Copper, zinc and high-quality steelmaking coal are required for the transition to a low-carbon world. Headquartered in Vancouver, Canada, Teck’s shares are listed on the Toronto Stock Exchange under the symbols TECK.A and TECK.B and the New York Stock Exchange under the symbol TECK. Learn more about Teck at www.teck.com or follow @TeckResources.

Investor Contact:

Fraser Phillips
Senior Vice President, Investor Relations & Strategic Analysis
604.699.4621
fraser.phillips@teck.com

Media Contact:

Chris Stannell

Public Relations Manager

604.699.4368

chris.stannell@teck.com